Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges

				Seven
				Months
				Ended	Year Ended
	Year Ended December 31,			December 31,	May 31,
	2007	2006	2005	2004	2004	2003
	($ in thousands, except per share data)

Earnings:
(Loss) before income taxes and minority interests	$(34,896)	$(48,234)	$(31,941)	$(4,863)	$(610)	$(3,189)
Interest expense (2)	42,916	23,483	26,365	10,147	8,057	727
Loan cost amortization	2,150	1,204	5,106	530	172	20

Earnings	$10,170	$(23,547)	$(470)	$5,814	$7,619	$(2,442)

Fixed Charges:
Interest expense	$42,916	$23,483	$26,365	$10,147	$8,057	$727
Loan cost amortization	2,150	1,204	5,106	530	172	20

Fixed charges	$45,066	$24,687	$31,471	$10,677	$8,229	$747

Preferred Stock Dividends	$—	$—	$10	$6	$10	$10
Ratio of income before taxes	1.0	1.0	1.0	1.0	1.7	0.9

Subtotal-Preferred Dividends	$—	$—	$10	$6	$17	$9
Combined fixed charges and preferred dividends	$45,066	$24,687	$31,481	$10,683	$8,246	$756
Ratio of earnings to fixed charges (3)(4)	—	—	—	—	—	—
Insufficient coverage	$34,896	$48,234	$31,941	$4,863	$610	$3,189
Ratio of earnings to combined fixed charges and preferred dividends (5)	—	—	—	—	—	—
Insufficient coverage	$34,896	$48,234	$31,951	$4,869	$627	$3,198

(1)	Amounts for periods prior to 2005 have been adjusted to give effect to the 2.5 to 1.0 reverse stock split that was effective October 1, 2005.

(2)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(3)	Fixed charges means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

(4)	Earnings is the amount resulting from (a) adding (i) pre-tax income from continuing operations, (ii) fixed charges, (iii) amortization of capitalized interest, (iv) distributed income of equity investees, and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (b) subtracting from the total of the previous items (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries, and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

(5)	Preference security dividend is the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. The dividend requirement is computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).